LINUX GOLD COMPLETES US$2,000,000 SECURED CONVERTIBLE DISCOUNT NOTES FINANCING

For Immediate Release: May 8, 2006, Vancouver, B.C. - Linux Gold Corp. (LNXGF), announced today the completion on May 8 of a private placement of US$2,000,000 of securities with several institutional investors. The private placement consists of Secured Convertible Discount Notes which were issued at an original issue discount of 5%, are convertible into common stock of the Company at a conversion price of $0.40 per share and mature on November 8, 2007. US$1,500,000 was funded at closing with the remaining US$500,000 to be funded upon the filing of a resale registration statement with the US Securities and Exchange Commission. The investors will also receive five-year warrants to purchase, in the aggregate, 5,000,000 shares of common stock of the Company at a conversion price of $0.50 per share and warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock of the Company at a conversion price of $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or May 8, 2016. The Company will receive an aggregate of $ 1,825,000 of net proceeds from this transaction. Casimir Capital L. P. acted as placement agent for the financing.

The funds raised will be used for continued exploration and development expenses on the Granite Mountain claims, general working capital purposes.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska.

Linux Gold Corp. owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. also holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.